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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             BANK MUTUAL CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   063750 10 3
                                 (CUSIP Number)

                             Michael T. Crowley, Jr.
                             Bank Mutual Corporation
                            4949 West Brown Deer Road
                               Milwaukee WI 53223
                                 (414) 354-1500

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (continued on following pages)

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                                  SCHEDULE 13D

CUSIP No. 063750 10 3

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Bank Mutual Bancorp, MHC (the "MHC") FEIN 39-2004524
          (f/k/a Mutual Savings Bancorp, MHC)

2.   Check the Appropriate Box if a Member of a Group

          (a)  [ ]               (b)  [ ]

3.   SEC Use Only

4.   Source of Funds - N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

          Formerly a federally-chartered entity

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power - 0

8.   Shared Voting Power - 0

9.   Sole Dispositive Power - 0

10.  Shared Dispositive Power - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

          [ ]

13.  Percent of Class Represented by Amount in Row (11) - 0%

14.  Type of Reporting Person

          OO

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Item 1.   Security and Issuer.
------    -------------------

Name of Issuer and Address of Principal Executive Offices:

          Bank Mutual Corporation ("BKMU")
          4949 West Brown Deer Road
          Milwaukee WI 53223

Security to Which This Statement Relates:

          Common Stock, $.01 Par Value ("BKMU Common")

Item 2.   Identity and Background.
------    -----------------------

This Schedule is filed on behalf of Bank Mutual Bancorp, MHC, a no longer existing U.S. chartered mutual holding company (the "MHC") formerly known as "Mutual Savings Bancorp, MHC". The MHC's principal business was to hold a majority of the BKMU Common. Its address was 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223.

(f). All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.
------  -------------------------------------------------

N/A

Item 4. Purpose of the Transaction.
------  --------------------------

The shares of BKMU Common formerly owned by the MHC were cancelled without consideration being received by the MHC, and the MHC's corporate existence ceased, as part of BKMU's full conversion transaction, which was effective October 29, 2003.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

(a) and (b). No shares owned.

(c). See Item 4.

(d). None.

(e). See Item 4.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    to Securities of the Issuer.
          ---------------------------------------------------------------------

     None

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     None

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004.                        BANK MUTUAL BANCORP, MHC



                                                By:  /s/ Michael T. Crowley, Jr.
                                                     ---------------------------
                                                     Michael T. Crowley, Jr.,
                                                     Former President and CEO


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